Issuer Free Writing Prospectus, Dated October 29, 2013

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

Dated October 28, 2013 and

Registration Statement No. 333-174552

2,000,000 Shares

Gastar Exploration USA, Inc.

10.75% Series B Cumulative Preferred Stock

October 29, 2013

This free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus supplement filed by Gastar Exploration Ltd. (the “Parent”) and Gastar Exploration USA, Inc., a direct subsidiary of Parent (the “Company”), with the Securities and Exchange Commission on October 28, 2013 and their Registration Statement (File No. 333-174552). This issuer free writing prospectus sets forth the final pricing information related to the underwritten public offering of the Company’s 10.75% Series B Cumulative Preferred Stock, including the final size of the offering, which is 2,000,000 shares of 10.75% Series B Cumulative Preferred Stock. The information in this free writing prospectus updates and supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith. All capitalized terms not otherwise defined in this free writing prospectus shall have the meanings given in the preliminary prospectus supplement.

PRICING TERM SHEET

Issuer:	Gastar Exploration USA, Inc.

Guarantor:	Gastar Exploration Ltd.

Securities:	10.75% Series B Cumulative Preferred Stock

Offering Size:	2,000,000 shares

Over-Allotment Option:	300,000 shares

CUSIP/ISIN:	36729P 306 / US36729P3064

Trade Date:	October 29, 2013

Settlement Date:	November 5, 2013 (T+5 settlement)

Ticker/Exchange:	Anticipated to be GST.PR.B / NYSE MKT LLC

Public Offering Price:	$25.00 per share

Liquidation Preference:	$25.00 per share

Stated Dividend Rate:	10.75% per annum, payable monthly

Equivalent Annual Payment at Stated Rate:	$2.6875 per share

Penalty Dividend Rate:	12.75% per annum

Equivalent Annual Payment at Penalty Rate:	$ 3.1875 per share

Dividend Dates:	The last business day of each month.

First Dividend Payment Date:	December 31, 2013

First Optional Call Date:	November 15, 2018, unless subject to a special redemption upon a Change of Ownership or Control, as discussed below.

Reorganization Transaction:	If the Parent and the Company fail to consummate the Reorganization Transactions prior to June 30, 2014, the dividend rate shall increase to the Penalty Rate until such time as the Reorganization Transactions are consummated.

Special Redemption:	Following a Change of Ownership or Control of Parent or the Company, the shares are redeemable at any point within 90 days from such Change of Ownership or Control, for cash, at a redemption price of $25.00 per share, plus accumulated accrued and unpaid dividends to, but not including, the date of redemption.

Conversion Rights:

Upon the occurrence of a Change of Ownership or Control after the date of consummation of the Reorganization Transactions, each holder of Series B Preferred Stock will have the right to convert some or all of the Series B Preferred Stock held by such holder on the Change of Control Conversion Date (unless, prior to the Change of Control Conversion Date, we have provided or provide irrevocable notice of our election to redeem the Series B Preferred Stock, in which case such holder will only have the right with respect to the shares of Series B Preferred Stock not called for redemption (unless we default in the payment of the redemption price and all accumulated and unpaid dividends in which case such holder will again have a conversion right with respect to the shares subject to such default in payment)) into a number of shares of our common stock per share of Series B Preferred Stock to be converted to a number of shares of our common stock equal to the lesser of:

•       the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per preferred share plus the amount of any accumulated and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series B Preferred Stock dividend payment and prior to the corresponding dividend payment date for the Series B Preferred Stock, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (as defined herein); and

•       11.5207 shares of common stock per preferred share (the “Share Cap”) (assuming a ratio of one share of common stock of Gastar USA is issued in the Downstream Merger for each then outstanding common share of Parent, provided, however, that if pursuant to the terms of the Downstream Merger the ratio of shares of new common stock of Gastar USA issued to the holders of common shares of Parent in exchange therefore is other than one share of common stock of Gastar USA for each common share of Parent, the Share Cap shall be the number of shares of common stock of Gastar USA equal to the product obtained by multiplying (i) the Share Cap per share in effect immediately prior to the Downstream Merger by (ii) the number of shares of common stock of Gastar USA issued in the Downstream Merger for one share of common stock of Parent), subject to certain adjustments described in this prospectus supplement;

subject, in each case, to provisions for the receipt of alternative consideration and other conditions as described in this prospectus supplement.

If, prior to the Change of Control Conversion Date, we have provided or provide irrevocable notice of redemption, whether pursuant to our change of control redemption right or our optional redemption right, holders of Series B Preferred Stock will not have any right to convert the shares of Series B Preferred Stock selected for redemption and any shares of Series B Preferred Stock selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date (in each case, unless we default in the payment of the redemption price and all accumulated and unpaid dividends). Notwithstanding the foregoing, if a Change of Ownership or Control occurs prior to the consummation of the Reorganization Transactions, (i) the holders of Series B Preferred Shares shall not have a Change of Control Conversion Right and (ii) the Dividend Rate shall increase to the Penalty Rate.

Voting Rights:	At all times with respect to material changes to the terms of the Shares; in addition, during the pendency of a penalty dividend period (resulting from the failure to pay dividends or maintain the listing of the Shares), the right to elect two directors, as described in the prospectus supplement.

Maturity:	None (perpetual, subject to discretionary redemption by us on or after November 15, 2018)

Underwriting Discount:	$1.25 per share, or an aggregate of approximately $2.5 million

Per Share Proceeds to Issuer:	$23.75 per share, or an aggregate of approximately $47.5 million (before expenses)

Aggregate Proceeds to Issuer:	We will receive net proceeds of approximately $46.8 million from our sale of 2,000,000 shares of preferred stock in this offering (assuming the over-allotment option is not exercised), after deducting the underwriting commissions and $750,000 estimated offering expenses payable by us.

Use of Proceeds:	We intend to use the net proceeds from this offering to partially fund our ongoing capital expenditure program, including a portion of the cost associated with the pending WEHLU Acquisition if such acquisition is completed.

Joint Book-Running Managers:	Barclays Capital Inc., Credit Suisse Securities (USA) LLC, MLV & Co. LLC, Sterne, Agee & Leach, Inc.

Lead Manager:	Janney Montgomery Scott LLC

Co-managers:	Euro Pacific Capital, Inc., Imperial Capital, LLC, Ladenburg Thalmann & Co. Inc., Maxim Group LLC, National Securities Corporation, Northland Capital Markets

REVISED CAPITALIZATION DISCLOSURE

The “As Adjusted” column of the Capitalization table gives effect to the AMI Election Disposition, the Newfield Disposition, the East Texas Disposition, the completion of this offering and the application of the net proceeds therefrom and from pro forma cash and cash equivalents and $25.0 million of borrowings under our revolving credit facility to fund the WEHLU Acquisition purchase price.

The “As Adjusted” column of the Capitalization table on page S-45 of the preliminary prospectus supplement is revised as follows: Cash and cash equivalents is $2.8 million, Revolving credit facility is $25.0 million, Series B Cumulative Preferred Stock, 2.0 million shares outstanding as adjusted, is $46.8 million, Total stockholders’ equity is $178.2 million and Total capitalization is $403.2 million.

CAPITALIZATION

	As of June 30, 2013
	Actual	As Adjusted
	(Unaudited)
	(In Thousands)
Cash and cash equivalents (1)	$10,760	$2,774

Debt:
Revolving credit facility	$—	$25,000
8 5/8% senior secured notes due 2018	200,000	200,000

Total debt	$200,000	$225,000

Stockholders’ equity:
Cumulative Preferred Stock, par value $0.01 per share; 10,000,000 shares authorized(2)
Series A Cumulative Preferred Stock; 3,951,254 shares issued and outstanding	76,774	76,774
Series B Cumulative Preferred Stock offered hereby; on an actual basis: no shares issued and outstanding; as adjusted for this offering: 2,000,000 shares issued and outstanding	—	46,750
Common stock, no par value; 1,000 shares authorized; 750 shares issued and outstanding (3)	225,431	225,431
Accumulated deficit	(170,791)	(170,791)

Total shareholders’ equity	131,414	178,164

Total capitalization	$331,414	$403,164

(1)	Actual cash balance on the closing date will differ from these amounts.
(2)	On October 25, 2013, Gastar USA amended and restated its certificate of incorporation to, among other things, increase the number of authorized shares of preferred stock to 40,000,000.
(3)	Parent owns all 750 issued and outstanding shares of our common stock. In the event that the Downstream Merger described elsewhere in this prospectus supplement is consummated, shares of Parent’s common Stock are expected to be exchanged for the right to receive an equal number of shares of our common stock. See “Prospectus Supplement Summary — Corporate Reorganization.”

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) AND PROSPECTUS SUPPLEMENT WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, THE PROSPECTUS SUPPLEMENT AND THE OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV OR BY WRITTEN REQUEST TO GASTAR EXPLORATION USA, INC., 1331 LAMAR, SUITE 650, HOUSTON, TEXAS 77010, ATTENTION: INVESTOR RELATIONS.

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